Exhibit 99.1

Webull Announces Redemption of Incentive Warrants

ST. PETERSBURG, FL – May 29, 2025 – Webull Corporation (Nasdaq: BULL) (“Webull” or the “Company”), the owner of the Webull online investment platform, announced today that it has delivered a notice of redemption to redeem on June 30, 2025 (the “Redemption Date”) all of its outstanding incentive warrants (the “Incentive Warrants”; Nasdaq: BULLZ), which are exercisable for the Company’s Class A ordinary shares, par value $0.00001 per share (the “Class A Ordinary Shares”) at an exercise price of $10.00 per share and which were issued in connection with the closing of the Company’s business combination under the Warrant Agreement, dated as of April 10, 2025 (the “Warrant Agreement”), by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agent”). Any Incentive Warrants that remain unexercised at 5:00 p.m., New York City time, on the Redemption Date will be void and no longer exercisable and their holders will have no rights with respect to those Incentive Warrants, except to receive a redemption price of $0.01 per Incentive Warrant they hold (the “Redemption Price”). At the direction of the Company and pursuant to the Warrant Agreement, the Warrant Agent has delivered a notice of redemption to each registered holder of the outstanding Incentive Warrants.

Under the terms of the Warrant Agreement, the Company has the right to redeem all of the outstanding Incentive Warrants if the volume weighted average price of the Class A Ordinary Shares for the 30 trading-day period ending on the third trading day prior to the date on which the notice of redemption is given equals or exceeds $18.00 per Class A Ordinary Share. The volume weighted average price of the Class A Ordinary Shares for the 30 trading-day period ending on May 23, 2025, which is the third trading day prior to the date of the redemption notice, was greater than $18.00 per share.

The Incentive Warrants may be exercised by the holders thereof before 5:00 p.m. New York City time on the Redemption Date to purchase fully paid and non-assessable shares of Class A Ordinary Shares underlying such Incentive Warrants, at the exercise price of $10.00 per share. None of the Company, its board of directors or employees has made or is making any representation or recommendation to any holder of the Incentive Warrants as to whether to exercise or refrain from exercising any Incentive Warrants.

A prospectus covering the Class A Ordinary Shares issuable upon the exercise of the Incentive Warrants is included in a Registration Statement on Form F-1 (Registration No. 333-286880) (the “Registration Statement”), filed with, and declared effective by, the U.S. Securities and Exchange Commission (the “SEC”).

Questions concerning redemption or exercise of the Incentive Warrants can be directed to Continental Stock Transfer & Trust Company, 1 State Street, 30th Floor, New York, New York 10004, Attention: Compliance Department, telephone number (212) 509-4000.

No Offer or Solicitation

This press release shall not constitute an offer to sell or the solicitation of an offer to buy or of a decision to exercise or to redeem any securities of the Company, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Webull

Webull Corporation (NASDAQ: BULL) owns and operates Webull, a leading digital investment platform built on next-generation global infrastructure. Through its global network of licensed brokerages, Webull offers investment services in 14 markets across North America, Asia Pacific, Europe, and Latin America. Webull serves more than 24 million registered users globally, providing retail investors with 24/7 access to global financial markets. Users can put investment strategies to work by trading global stocks, ETFs, options, futures, and fractional shares through Webull's trading platform, which seamlessly integrates market data and information, its user community, and investor education resources. Learn more at www.webullcorp.com. You may also access certain information on Webull and its securities on the website of the SEC at http://www.sec.gov, where Webull will, among others, be filing reports, such as Reports on Form 6-K and its Annual Report on Form 20-F.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this press release or other statements of the Company, including statements related to the planned redemption of the Incentive Warrants, the issuance of shares upon exercise of the Incentive Warrants or the planned payment of the Redemption Price, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “predict,” “potential,” “seek,” “future,” “propose,” “continue,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or the negatives of these terms or variations of them or similar terminology although not all forward-looking statements contain such terminology.

All forward-looking statements are based upon current estimates and forecasts and reflect the reasonable views, assumptions, expectations, and opinions of the Company and its management as of the date of this press release, and are therefore subject to a number of factors, risks and uncertainties, some of which are not currently known to the Company and its management and could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Some of these factors include, but are not limited to: (1) the ability of the Company to capitalize on the anticipated benefits of the business combination, to grow and manage growth profitably, maintain relationships and deepen engagement with users, customers and suppliers, and retain its management and key employees; (2) the reliance of key functions of the Company’s business on third-parties and the risk that the Company’s platform and systems rely on software and applications that are highly technical and may contain undetected errors that could result in unexpected network interruptions, failures, security breaches, or computer virus attacks; (3) the risks associated with the Company’s global operations and continued global expansion, including, but not limited to, the risks related to complex or constantly evolving political or regulatory environments that may result in substantial costs or require adverse changes to the Company’s business practices; (4) the Company’s estimates of expenses and costs (including costs related to the business combination), of profitability or of other operational and financial metrics as well as the Company’s expectations regarding demand for and market acceptance of its products and service; (5) the Company’s reliance on trading related income, including payment for order flow (“PFOF”), and the risk of new regulation or bans on PFOF and similar practices; (6) the Company’s exposure to fluctuations in interest rates, rapidly changing interest rate environments, volatile prices of securities and trading volumes; (7) the Company’s reliance on a limited number of market makers and liquidity providers to generate a large portion of its revenues, and the negative impact of the loss of any of those market makers or liquidity providers; (8) the effects of competition in the Company’s industry and the Company’s need to constantly innovate and invest in new markets, products, technologies or services to retain, attract and deepen engagement with users; (9) changes in international trade policies and trade disputes that could result in tariffs, taxes or other protectionist measures adversely affecting our business; (10) risks related to general political, economic and business conditions globally and in jurisdictions where the Company operates; (11) risk of further actions taken by various government bodies in the United States that have made the Company the subject of inquiries and investigations relating to concerns about our connections to China; (12) the risk that the failure to protect customer data and privacy or to prevent security breaches relating to the Company’s platform could result in economic loss, damage to its reputation, deter customers from using its products and services, and expose it to legal penalties and liability; (13) risks related to the Company’s need as a regulated financial services company to develop and maintain effective compliance and risk management infrastructures as well as to maintain capital levels required by regulators and self-regulatory organizations; (14) the ability to meet, or continue to meet, stock exchange listing standards; (15) the possibility of adverse developments in pending or new litigation and regulatory investigations; (16) risks related to the Company’s securities and its status as a foreign private issuer and the fact that the information the Company is required to file with or furnish to the SEC may be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers; (17) the effectiveness of the Registration Statement for resales or exercises of our warrants throughout the 30-day Redemption Period (as defined in the Warrant Agreement) as well as the risks related to the offer and resale of our securities, such as dilution from the issuance of additional Class A Ordinary Shares upon the exercise of warrants, and increased volatility, or significant declines, in the price of our securities based on increased trading activity and the perception that sales of our securities may occur; and (18) other risks and uncertainties that are more fully described in filings made, or to be made, by the Company with the SEC, including in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Company’s filings with the SEC. The foregoing list of factors is not exhaustive. Reported results should not be considered an indication of future performance. There may be additional risks that the Company and its management presently do not know about or that the Company and its management currently believe are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. In light of these factors, risks and uncertainties, the forward-looking events and circumstances discussed in this press release may not occur, and any estimates, assumptions, expectations, forecasts, views or opinions set forth in this press release should be regarded as preliminary and for illustrative purposes only and accordingly, undue reliance should not be placed upon the forward-looking statements. The Company assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

Webull Investor Relations
ir@webullcorp.com

Webull Media Relations
5W Public Relations
Nicholas Koulermos
Webull@5wpr.com
(212) 999-5585